

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2021

Steve Metzger
General Counsel and Secretary
Carriage Services, Inc.
3040 Post Oak Boulevard, Suite 300
Houston, Texas 77056

      Re: Carriage Services, Inc.
            Form 10-K filed March 2, 2021
            Form 8-K filed July 30, 2021
            File No. 001-11961

Dear Mr. Metzger:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 8-K filed July 30, 2021

General

1.   Throughout your press release, we note multiple Non-GAAP financial measures were described as "record" performance while their respective most directly comparable GAAP measures had no such descriptions or were omitted. We note your headline "Record Second Quarter" while you reported a GAAP net loss for the quarter. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

2.   In your second quarter and first half 2021 comparative performance highlights and various tabular disclosures you present numerous non-GAAP measures without providing the comparable GAAP measures with equal or greater prominence. As an example, the highlights on page one and two omit GAAP measures such as net income margin, funeral operating income and cemetery operating income. Another example is your Carriage

High Performance Transformation table, which does not present any GAAP measures except revenues. Please revise to include the comparable GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

3. In your reconciliations of net income (loss) to adjusted net income, on page 22, the special item adjustments are net of tax. Please revise your reconciliations to reflect the impact of income taxes as a separate adjustment and to explain how the tax impact is calculated. Refer to Question 102.11 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services